December 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (213) 687-8792

Mr. David H. Hannah
Chief Executive Officer
Reliance Steel & Aluminum Co.
350 South Grand Avenue
Suite 5100
Los Angeles, CA 90071

> **Re: Reliance Steel & Aluminum Co.**
> **Definitive 14A**
> **Filed April 12, 2007**
> **File No. 001-13122**

Dear Mr. Hannah:

We have reviewed your response letter dated October 2, 2007 and have the following comments. Please respond to our comments by January 15, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note that you have provided us with additional information to consider in better understanding your disclosure, it is still not clear whether you intend to consider and comply with our comments in future filings. Please provide us with a clear indication of the extent to which you intend to comply with the comments in future filings.

2. We re-issue comments 4 and 7 of our letter dated August 21, 2007. Please revise your Compensation Discussion and Analysis to provide an understanding and analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor